JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com

News release: IMMEDIATE RELEASE

JPMORGAN CHASE ANNOUNCES RETIREMENT OF TWO DIRECTORS
FROM ITS BOARD

New York, July 19, 2013 - JPMorgan Chase & Co. (NYSE: JPM) announced today that two of its directors, David Cote and Ellen Futter, have retired from its Board of Directors.  The company also said that it intends to appoint new directors to the Board later this year.

Ms. Futter is retiring after 16 years of service to the company, having served on several Board committees and helping steer the company through a number of mergers as well as the recent financial crisis.  “Ellen has been an outstanding director and leader - helping guide our firm successfully during a critical time in our history.  I will miss her greatly,” said Jamie Dimon, Chairman and CEO.

Mr. Cote is stepping down after more than five years of service.  Jamie Dimon said, “As Chairman and CEO of Honeywell, Dave brought exceptional experience to JPMorgan Chase across a broad spectrum of issues.  He is a highly talented executive, and we were all fortunate to benefit from his knowledge and leadership.”

Dimon concluded, “I want to thank Ellen and Dave for their dedicated service to our firm.  We have learned a great deal from both of them and will miss having them as members of our Board.”

Lee Raymond, the Board's Presiding Director, added, “Our Board wants to add its thanks to Ellen and Dave for their significant contributions to our company over the years and to our Board governance.  We are always in search of great directors, and the Board expects to appoint additional directors as the year goes on.”

“I am proud to have served as a member of JPMorgan Chase's Board during such a historic time in the life of the company,” said Ellen Futter, adding, “having been a director since the 1990s, I believe that this is the right time to make this transition.  It's a great company with outstanding leadership in Jamie Dimon, senior management and at the Board level.”

Dave Cote said, “I am grateful for the opportunity to have served on the JPMorgan Chase Board.  Given the increasing demands on the Directors of companies in the financial services sector, I decided that now was the time to reallocate my limited personal time to other outside activities.  My time on the JPMorgan Chase Board has been a terrific experience.”

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.4 trillion and operations worldwide. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of consumers in the United States and many of the world's most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

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Investor Contact:    Sarah Youngwood      Media Contact: Joseph Evangelisti
(212) 270-7325                      (212) 270-7438